Mail Stop 3561

September 2, 2009

Via Fax & U.S. Mail

Tian Ling
Chief Executive Officer
Xinyinhai Technology, Ltd.
No. 16 Dalian Road, Haping Road
Centralized Industrial Park, Harbin Development Zone, P.R. China 150060

> **Re:** **Xinyinhai Technology, Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **File No. 000-51012**

Dear Ms. Tian Ling:

We have reviewed your response letter dated July 14, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2008

Note 10. Prepaid Expenses, page 32

1.   We note your response to our prior comment five, but do not agree with your accounting treatment for the cancelation of shares issued in connection with consulting agreements. In accordance with paragraph 4 of SFAS No 123(r) this statement applies to all share-based payment transactions in which an entity acquires goods or services by issuing its shares, share options, or other equity instruments or by incurring liabilities to an employee or other supplier. Therefore, we do not believe gain recognition for the cancellation of shares is appropriate in light of the circumstances. Please revise your financial statements to account for cancellations in accordance with the guidance set forth in paragraph 57 of SFAS No. 123(r), rather than how it is currently recorded in your financial statements.

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        You may contact Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202)551-3813 with any other questions.

                        Sincerely,

                        Linda Cvrkel
                        Branch Chief